(82-836)

[redacted]

08001381

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

SUPPL

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached filing made by PT. PP London Sumatra Indonesia Tbk ("Lonsum") to the Jakarta Stock Exchange in relation to its Announcement of Operating Statistic Year 2007 of Lonsum.

Dated this 4th day of March, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David Tang*, *KBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

PROCESSED
MAR 2 5 2008
THOMSON
FINANCIAL

3/21

Jakarta, 3 March 2008

CS-27/LSIP/III/08

To:
Bapak A. Fuad Rahmany
Head of Indonesia Capital Market Supervisory Agency and Financial Institution (BAPEPAM)
Gedung Baru, Departement Keuangan
Jl. Dr. Wahidin No. 2 Lapangan Banteng
Jakarta Pusat 10710.

Re : **ANNOUNCEMENT OF OPERATING STATISTIC YEAR 2007 OF PT PP LONDON SUMATRA INDONESIA TBK**

Dear Sir,

Enclosed herewith please find the information required pursuant to BAPEPAM Regulation No. X.K.1 attached to the Decree of Head of BAPEPAM No. Kep-86/PM/1996 dated 24 January 1996 regarding Disclosure Information.

This is to inform you PT PP London Sumatra Indonesia Tbk ("LONSUM") has issued an information regarding the operating statistic for 2007 as attached.

Thank you for your kind attention.

Best regards,
PT. PP London Sumatra Indonesia Tbk

Endah Resmiati Madnawidjaja
Act. *Corporate Secretary*

CC:
President Director PT. Bursa Efek Indonesia
Head of Bureau PKP Sector Riil – Bapepam & LK
Board of Directors PT PP London Sumatra Indonesia Tbk

ANNOUNCEMENT OF 2007 OPERATING STATISTICS OF PT PP LONDON SUMATRA INDONESIA TBK ("LONSUM")

LONSUM's production statistics for 2007 were as follows:

Volume Tonnes	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007
FFB Processed	1,455,737	301,985	333,464	406,745	452,547	1,494,741
CPO	340,015	71,864	79,293	94,169	105,312	350,637
PK	77,333	16,325	18,063	22,056	23,452	79,896
Rubber	26,625	8,295	8,777	8,175	5,987	31,234
Cocoa	4,739	467	607	956	477	2,507
Seeds OP	15,870	4,719	5,081	4,677	5,327	19,804
Seeds Cocoa	966	208	54	512	62	836
Tea	1,112	342	403	219	279	1,243

1. FFB is fresh fruit bunch
2. CPO is crude palm oil
3. PK is palm kernel
4. Rubber is measured in dry tones, but comprises unprocessed rubber, high grade rubber and low grade rubber
5. Seeds OP is oil palm seeds

LONSUM achieved the following yields in 2007, compared to 2006:

Description	North Sumatra		South Sumatra and Kalimantan		Total	
	2006	2007	2006	2007	2006	2007
FFB (t/ha)	23.5	23.2	17.3	16.3	20.8	20.2
CPO (t/ha)	5.6	5.6	3.1	4.1	4.7	5.0
PK (t/ha)	1.4	1.4	0.6	0.8	1.1	1.2
Rubber					1.2	1.4
Cocoa					1.0	1.1
Tea					1.8	2.1

LONSUM achieved the following extraction rates in 2007:

Description	North Sumatra Mills		South Sumatra Mills		Total	
	2006	2007	2006	2007	2006	2007
CPO	23.8%	24.1%	23.3%	22.9%	23.6%	23.5%
PKE	6.0%	6.2%	4.6%	4.6%	5.3%	5.3%

1. CPO is the extraction rate for crude palm oil
2. PKE is the extraction rate for palm kernel

LONSUM's sales statistics for 2007 were as follows:

Volume Tonnes	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007
FFB	136,251	16,157	14,934	20,917	13,227	65,235
CPO	354,159	68,557	77,681	97,393	89,364	332,995
PK	75,810	16,667	18,952	21,132	22,128	78,879
Rubber	26,999	7,582	7,648	10,373	5,788	31,391
Cocoa	4,940	557	508	951	535	2,551
Seeds OP	15,066	3,692	4,274	4,460	4,789	17,215
Seeds Cocoa	870	76	52	506	52	686
Tea	1,429	217	290	392	254	1,153

The INTI hectare statement for LONSUM by crop at 31 December 2007 is as follows:

Crop	Mature (ha)	Immature (ha)	Total (ha)
Oil palm	52,688.64	16,783.47	69,472.11
Rubber	13,940.57	3,047.67	16,988.24
Cocoa	2,197.90	459.91	2,657.81
Others	601.91	120.90	722.81
Forestry		141.50	141.50
Total	69,429.02	20,553.45	89,982.47

The PLASMA hectare statement for LONSUM by crop at 31 December 2007 is as follows (includes managed plasma):

Crop	Mature (ha)	Immature (ha)	Total (ha)
Oil palm	31,062.70	1,191.70	32,254.40
Rubber	3,998.72		3,998.72
Total	35,061.42	1,191.70	36,253.12

1. Note that bank loans in respect of 16,822.53 ha which were guaranteed by LONSUM have been repaid as at 31 December 2007.

The INTI hectare statement for LONSUM by location at 31 December 2007 is as follows:

Location	Mature (ha)	Immature (ha)	Total (ha)
North Sumatra	34,957.32	5,577.72	40,535.04
South Sumatra	23,485.91	13,316.05	36,801.96
East Kalimantan	4,556.10	-	4,556.10
Java	2,019.31	535.28	2,554.59
South Sulawesi	3,786.28	1,019.40	4,805.68
North Sulawesi	624.10	105.00	729.10
Total	69,429.02	20,553.45	89,982.47

The gross land rights of LONSUM at 31 December 2007 are as follows:

Location	HGU (ha)	Ijin Lokasi (ha)	HGB (ha)	Total (ha)
North Sumatra	42,452.10		1.47	42,453.57
South Sumatra	31,621.10	39,149.00	312.94	71,083.04
East Kalimantan	43,458.59		0.03	43,458.62
Java	5,560.24		0.01	5,560.25
South Sulawesi	5,784.46		0.03	5,784.49
North Sulawesi	791.92			791.92
Bantên			124.89	124.89
Total	129,668.41	39,149.00	439.37	169,256.78

1. HGU refers to the right to cultivate (referred to in Indonesia as Hak Guna Usaha).
2. Ijin Lokasi is an approval granted by the Indonesian Government to a company which permits the company to commence land relinquishment or acquisition and/or cultivation within a certain prescribed period, after which time the company can apply for HGU.
3. HGB refers to the right to build (referred to in Indonesia as Hak Guna Bangunan).

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached press release of First Pacific Company Limited in relation to the Full Year 2007 Consolidated Results of Philippine Long Distance Telephone Company, a major operating associate of First Pacific.

Dated this 4th day of March, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

NEWS RELEASE

FIRST PACIFIC
FIRST PACIFIC COMPANY LIMITED
(Incorporated in Bermuda with limited liability)

GROUP CORPORATE COMMUNICATIONS

24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com

Tuesday, 4 March 2008

**PLDT'S FULL YEAR 2007 CONSOLIDATED NET INCOME REACHES P36 BILLION;
CORE NET INCOME OF ₱35.2 BILLION UP 11% VS LAST YEAR;
FINAL AND SPECIAL DIVIDENDS APPROVED;
100% DIVIDEND PAYOUT AT ₱184 PER SHARE;
CELLULAR SUBSCRIBER BASE EXCEEDS 31 MILLION**

The attached press release was distributed today in Manila by Philippine Long Distance Telephone Company (PLDT), in which First Pacific Group holds an economic interest of approximately 26.3 per cent.

PLDT is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and ADRs listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

* * *

For further information, please contact:

PLDT

Anabelle L. Chua	**Melissa V. Vergel de Dios**	**Ramon R. Isberto**
Tel: (632) 816 8213	Tel: (632) 816 8024	Tel: (632) 511 3101
Fax: (632) 844 9099	Fax: (632) 810 7138	Fax: (632) 893 5174

Further information on PLDT can be obtained by visiting the web at www.pldt.com.ph.

PLDT Press release

FULL YEAR 2007 CONSOLIDATED NET INCOME REACHES ₱36 BILLION; CORE NET INCOME OF ₱35.2 BILLION UP 11% VS LAST YEAR FINAL AND SPECIAL DIVIDENDS APPROVED; 100% DIVIDEND PAYOUT AT ₱ 184 PER SHARE; CELLULAR SUBSCRIBER BASE EXCEEDS 31 MILLION

- Core net income at ₱35.2 billion, an increase of 11% from previous year's P31.6 billion
- Consolidated net income of ₱36 billion for 2007, 2% higher than ₱35.1 billion net income in 2006
- Consolidated service revenues up 8% year-on-year to ₱135.5 billion; wireless service revenues increase 10% to ₱86.5 billion; ePLDT service revenues grow 59% to ₱10.1 billion
- Consolidated EBITDA rises to ₱82.9 billion; consolidated EBITDA margin at 61% of service revenues
- Final dividend of ₱68 per share declared; in addition, special dividend of ₱56 per share also declared. Total dividend payout for 2007 (including interim dividend) at ₱184 per share representing substantially 100% of core earnings per share
- Free cash flow increased to ₱ 46.5 billion from previous year of ₱ 37.2 billion
- Cellular subscriber base surpasses 31 million in February 2008
- Broadband subscribers for the Group more than double in 2007 to 579,000. Total revenue contribution from broadband and internet services surge 46% to ₱7.6 billion
- Consolidated debt declines to US$1.6 billion; net debt down to US$0.9 billion – an historic low

MANILA, Philippines, 4th March 2008 — Philippine Long Distance Telephone Company ("PLDT") (PSE: TEL) (NYSE: PHI) today announced unaudited consolidated net profit of ₱36.0 billion for the year 2007, an increase of 2% from the ₱35.1 billion net profit reported last year. This year's results benefited from a decline in additional depreciation charges and higher foreign exchange translations gains, offset by increased provision for taxes and higher asset impairment charges. Core net income, net of these exceptional items, rose to ₱35.2 billion in 2007, 11% over the core net income of ₱31.6 billion recorded in 2006. Consolidated service revenues increased by 8% to ₱135.5 billion, notwithstanding the 10% appreciation of the peso which negatively impacted 38% of the PLDT Group's revenues that are dollar-linked. Consolidated EBITDA improved by 4% to ₱82.9 billion; EBITDA margin declined to 61% mainly on account of forex impact on dollar-linked revenues and certain exceptional expense items.

Core earnings attributable to each common share reached ₱184 per share, an increase of 9% compared with ₱169 per share last year.

The Group's consolidated balance sheet continued to strengthen with consolidated debt balances down to US$1.6 billion. Net debt as at 31st December 2007 stood at US$ 0.9 billion. Net debt to EBITDA and net debt to equity improved to 0.42 times and 0.31 times, respectively.

Consolidated free cash flow remained strong at ₱46.5 billion in 2007 despite the increases in capital expenditures and working capital requirements. Consolidated capital expenditures increased to ₱25 billion, or 20% higher than 2006 levels, and were primarily utilized to accelerate the capacity and rollout of the wireless and broadband network as a result of higher than anticipated subscriber growth. Total capital expenditures for 2007 remained below annual

depreciation costs and represented 18% of service revenues. Capital expenditures for the Group are expected to remain at approximately ₱25 billion in 2008.

Approximately ₱18.3 billion of our cash was utilized to pay down debt with another ₱28.2 billion used to pay out cash dividends, excluding the dividends declared earlier today.

The Company's Board of Directors, in its meeting today, declared a final dividend of ₱68 per share, fulfilling the Company's commitment to pay out a minimum ratio of 70% of core earnings. In addition, the Board also approved a special dividend of ₱56 per share. Added to the previously paid interim dividend of ₱60 per share paid in September 2007, total dividends for the year will amount to ₱184 per share, representing a payout of substantially 100% of 2007 core earnings. This compares with an 85% payout ratio on 2006 core earnings, which includes a special dividend as well. Total dividend payments for 2007 increased by 50% to ₱28.2 billion, from ₱18.8 billion in 2006.

"We are extremely pleased that our record earnings and robust cashflows allow us to declare both a final dividend of ₱68 per share as well as a special dividend of ₱56 per share, bringing total dividends for 2007 to ₱184 per share, inclusive of the interim dividend of ₱60 per share paid earlier. This unprecedented 100% dividend payout of Core EPS, following the 85% payout for 2006, reflects the continued strength of PLDT's financial position, and affirms our commitment to increase returns to our shareholders whenever possible", stated **Manuel V. Pangilinan, PLDT Chairman.**

<u>Wireless: Setting the Pace</u>

Consolidated wireless service revenues rose to ₱86.5 billion for the full year 2007, 10% higher than the ₱78.4 billion realized last year, with cellular subsidiaries, Smart Communications, Inc ("Smart") and Pilipino Telephone Corporation ("Piltel") continuing their stellar performances. Service revenues of ₱22.4 billion in the fourth quarter were 6% higher than the third quarter revenues due to the increased usage normally associated with the holiday season and 10% higher than the fourth quarter revenue of ₱20.4 billion reported in 2006.

Consolidated wireless EBITDA improved by 10% to ₱55.3 billion in 2007 from ₱50.3 billion in 2006 while EBITDA margins remained steady at 64% in the face of higher revenues.

The PLDT Group's total cellular subscriber base for the year grew by 5.9 million to 30 million at year-end. For the year, Smart recorded net additions of approximately 3.2 subscribers while *Talk 'N Text* added about 2.7 million subscribers to end 2007 with 20.3 million and 9.7 million subscribers, respectively. In February 2008, the PLDT Group's cellular subscriber base surpassed the 31 million mark as Smart and Piltel added about one million new subscribers in the first two months of the year.

In 2007, Smart continued to successfully defend its market leadership by developing innovative voice and text packages that drive activations, boost usage and strengthen brand equity.

"Smart's continued strong subscriber growth belies the belief that the Philippines' high penetration rate is indicative of slowing market demand. This strong growth is manifested in our capital expenditure levels as we expanded both capacity and coverage to accommodate our

increasing subscriber base. We are also gratified with the success of our segmented approach that allows us to offer customized promotions to segments of our subscriber base and address their specific needs, without diluting our overall revenue base," stated **Napoleon L. Nazareno, President and CEO of PLDT and Smart.**

Smart's wireless broadband service - branded *SmartBro (ang broadband ng bayan)* – sustained its excellent performance as its wireless broadband subscriber base grew 148% to reach 302,000 at the end of 2007, adding approximately 180,000 new subscribers for the year. Smart now has 2,780 wireless broadband-enabled base stations providing high-speed internet access to over 625 cities and municipalities all over the Philippines. Wireless broadband revenues grew 190% to about ₱2.4 billion in 2007, an improvement of 190% over the ₱823 million achieved in 2006. In November 2007, *SmartBro* enhanced its wireless broadband portfolio with *Plug-It*, a service offering instant internet access through a portable wireless modem. *Plug-It* provides internet access in all areas where there is Smart network coverage.

"By optimizing our various technologies, we have made our wireless broadband service into another pillar of strength for Smart to stand on. Our investment in this space will accelerate as we seek to solidify our leadership in the overall broadband space," **added Nazareno.**

PLDT Fixed Line: Facing the Future

Fixed Line service revenues decreased slightly by 1% to ₱48.6 billion in 2007 from ₱49.2 billion in 2006 as improvements in data revenues, both from corporate data and residential DSL services, were offset by the decline in revenues from the local exchange and ILD services. Our dollar-linked revenues arising from the local exchange and ILD businesses were adversely impacted by the 10% appreciation of the average US dollar/peso exchange rate in 2007. Fixed Line revenues would have improved 3% year-on-year if foreign exchange rates had remained stable.

Retail DSL continued to grow as broadband subscribers nearly doubled to 264,000 in 2007 from 133,000 at the end of 2006. PLDT DSL generated ₱4.1 billion in revenues for 2007, up 18% from ₱3.5 billion in 2006, accounting for 54% of the PLDT's broadband and internet revenues for the year.

Fixed Line EBITDA in 2007 declined 7% to ₱26.4 billion in line with the decrease in revenues as impacted already by forex movement, and by cash costs associated with manpower rightsizing initiatives. Consequently, EBITDA margin likewise declined to 54%.

On 4th December 2007, Piltel and PLDT executed an Asset Sale and Purchase Agreement covering the sale and purchase of assets relating to Piltel's fixed line or LEC business. The sale is still subject to the fulfillment of certain closing conditions, including the procurement of the requisite regulatory approvals.

"Our recent organizational changes in our fixed line business and organization underscore our commitment to match our financial success with equally exceptional service, organization and culture. To this end, we have reorganized ourselves to ensure that the Fixed Line continues to

make the necessary changes in order to transform our business and our people and become more customer-centric," declared **Nazareno**.

ePLDT: Gearing Up for Growth

ePLDT, the Group's information and communications technology arm, reported service revenues of ₱10.1 billion for 2007, a 59% increase from ₱6.3 billion last year, driven by the continued growth in the call center business (ePLDT Ventus) and the consolidation of SPi Technologies (SPi), after its acquisition in July 2006. Despite their significant growth, ePLDT's revenues were likewise adversely impacted by the strong appreciation of the peso since approximately 82% of its service revenues are denominated in U.S. Dollars. As a result, ePLDT's EBITDA margin for 2007 declined to 11% compared with 14% in 2006. ePLDT would have reported an additional 74% growth in revenues if the peso had remained stable year-on-year. ePLDT's revenues now account for 7% of the PLDT Group's consolidated revenues.

Consolidated call center revenues continued to make significant gains, growing 24% to ₱3.3 billion as a result of increased capacity utilization and billable hours, for new and existing clients, and despite the appreciation of the peso. ePLDT Ventus now operates nine facilities with combined seats of 6,400.

SPi, on the other hand, generated revenues of ₱5.3 billion in 2007. In addition to the Philippines and the USA, SPi has operations in India and Vietnam. Consolidated seats total 4,500 of which 80% are located in the Philippines. SPi was ranked third globally among the "Leader - Emerging Asian Markets", sixth in "Best Performing BPO Provider" and ninth among "Top Leaders in Human Capital Development" in the 2008 Global Outsourcing 100 Survey conducted by Global Services Magazine and neoIT, an outsourcing advisory firm.

ePLDT core income for 2007 increased by 160% to P 687 million from P 264 million in 2006.

"The continuing integration of SPi and Ventus proceeds apace and has resulted in operating efficiencies and enhanced processes across both companies which we anticipate will contribute to improved margins in due course. We also have high expectations for improving results from our world-class data center, VITRO, which recently achieved its ISO27001:2005 and ISO9001:2000 recertification as well as PEZA accreditation.," said **Ray C. Espinosa, ePLDT President and CEO.**

PLDT at 80 – Changing Lives

"As we celebrate PLDT's 80th year in the Philippines, we take pride in PLDT's accomplishments and the positive effect we have had on the lives of our fellow Filipinos," stated **Pangilinan**. "We are determined to make this milestone year even more special by delivering outstanding results – we expect to sustain our strong performance through 2008, our core net income this year being guided at ₱37 billion. We also renew our commitment to continue investing in our country by providing the needed infrastructure and value-driven services that make a difference."

Pangilinan concluded by saying that "As we pursue our strategic goal of transforming PLDT from an integrated telco into a customer-centric, multi-media company delivering

communications, information, technology - especially mobile commerce- and entertainment, we have, over several years, initiated a number of organizational changes that have propelled us to higher levels of developmental challenges. These initiatives have produced unprecedented profits these past years. Of course, our overarching goal is to make PLDT a truly world class company - in terms of profits, customer orientation, and quality of service".

###

	PLDT Consolidated			
	Year ended December 31		Three months ended December 31	
	2007 (Unaudited)	2006	2007 (Unaudited)	2006
Service revenues	135,476	124,975	35,006	32,971
Non-service revenues	2,480	2,967	620	806
Other income	3,667	5,740	2,529	4,504
	141,623	133,682	38,155	38,281
Expenses	88,366	91,452	24,878	25,549
Income before income tax	53,257	42,230	13,277	12,732
Provision for income tax	17,279	6,890	4,251	3,759
Net Income - As Reported	36,004	35,138	9,497	9,394
EPS, Basic [a]	188.42	188.03		
EPS, Diluted [a]	187.53	187.93		
Core net income[b]	35,151	31,564	8,911	8,333
EPS, Basic [c]	183.90	168.65		
EPS, Diluted [c]	183.02	168.56		

[a] *EPS based on reported net income*

[b] *Net income as adjusted for the net effect of gain/loss on FX and derivative transactions, additional depreciation charges and recognition of deferred tax assets*

[c] *EPS based on core net income*

This press release may contain some statements which constitute "forward-looking statements" that are subject to a number of risks and uncertainties that could affect PLDT's business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	**Melissa V. Vergel de Dios**	**Ramon R. Isberto**
Tel No: 816-8213	Tel No: 816-8024	Tel No: 511-3101
Fax No: 844-9099	Fax No: 810-7138	Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

END